Exhibit (h)(10)

April 24, 2020

Mr. Bruce S. Rosenberg

Treasurer

Elfun Income Fund

Elfun Diversified Fund

c/o SSGA Funds Management, Inc.

1 Iron Street

Boston, Massachusetts 02110

RE:	Elfun Income Fund and Elfun Diversified Fund Acquired Fund Fee Waiver Arrangements

Dear Mr. Rosenberg:

SSGA Funds Management, Inc. (“SSGA FM”), as adviser to the Elfun Income Fund and Elfun Diversified Fund (the “Funds”), agrees until April 30, 2021 (the “Expiration Date”), to waive its management fee and/or reimburse certain expenses for the each Fund, in an amount equal to any acquired fund fees and expenses (“AFFEs”), excluding AFFEs derived from the Fund’s holdings in acquired funds for cash management purpose, if any.

The above stated fee waiver and/or expense reimbursement arrangements may only be terminated prior to the Expiration Date with the approval of the Board of Trustees of the Fund. SSGA FM and the Funds’ Officers are authorized to take such actions as they deem necessary and appropriate to continue the above stated waiver and/or expense reimbursement arrangements for additional periods, including of one or more years, after the Expiration Date.

If the fee waiver and/or expense reimbursement arrangements stated above in this memorandum is acceptable to you, please sign below to indicate your acceptance and agreement and return a copy of this letter to me.

Sincerely,

SSGA FUNDS MANAGEMENT, INC.

/s/ Ellen M. Needham

By:

Ellen M. Needham
Director and President

Accepted and Agreed:

ELFUN INCOME FUND

ELFUN DIVERSIFIED FUND

/s/ Bruce Rosenberg

By:

Bruce Rosenberg

Treasurer